UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 7

JIVE SOFTWARE, INC.

(Name of Subject Company (Issuer))

JAZZ MERGERSUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

WAVE SYSTEMS CORP.

(Parent of Offeror)

A Wholly Owned Subsidiary of

ESW CAPITAL, LLC

(Parent of Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

47760A108

(CUSIP Number of Class of Securities)

Andrew S. Price

Chief Financial Officer

Wave Systems Corp.

401 Congress Ave Suite 2650

Austin, TX 78701

(512) 201-8287

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Laura Medina, Esq.

Matt Hallinan, Esq.

Cooley LLP

380 Interlocken Crescent, Suite 900

Broomfield, CO 80021-8023

(720) 566-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$428,259,508	$49,635.28

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by (i) adding the sum of (A) 79,765,477 shares of common stock, par value $0.0001 per share, of Jive Software, Inc. (the “Company”) issued and outstanding multiplied by the offer price of $5.25 per share as of May 10, 2017; (B) 4,740,350 shares of common stock of the Company potentially issuable upon conversion of outstanding in-the-money stock options as of May 10, 2017 multiplied by the offer price of $5.25 per share less the weighted average exercise price for such options of $2.91 per share; (C) 6,166,066 shares subject to outstanding restricted stock units as of May 10, 2017, multiplied by the offer price of $5.25 per share and (D) up to 273,977 shares of common stock of the Company which constitutes the maximum number of shares that may be issued prior to the expiration of the Offer under the 2015 Employee Stock Purchase Plan of the Company multiplied by the offer price of $5.25 per share minus (ii) $35,411,891, representing a portion of the Company’s stock options and restricted stock units that will not be paid at closing of the transaction but rather will be converted into the right to receive cash payments in accordance with the existing vesting schedule (as modified by the terms of the offer). The calculation of the filing fee is based on information provided by the Company as of May 10, 2017, which is the most recent practical date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the Transaction Valuation by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $49,635.28	Filing Party: Jazz MergerSub, Inc.
Form of Registration No.: Schedule TO-T	Date Filed: May 12, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

* If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (cross-border issuer tender offer).
☐	Rule 14d-1(d) (cross-border third-party tender offer).

This Amendment No. 7 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission on May 12, 2017 (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) by (i) Jazz MergerSub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Wave Systems Corp., a Delaware corporation (“Wave Systems” or “Parent”) and a wholly owned subsidiary of ESW Capital, LLC, a Delaware limited liability company (“Guarantor”), (ii) Parent and (iii) Guarantor. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Company Shares”), of Jive Software, Inc., a Delaware corporation (the “Company”), at a purchase price of $5.25 per Company Share, net to the tendering stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 2017 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.

All capitalized terms used in this Amendment No. 7 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 7.

Items 1 through 9; Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“At midnight, Eastern Time, at the end of June 9, 2017, the Offer expired as scheduled and was not extended. Purchaser was advised by the Depositary that, as of the Expiration Date, a total of 60,077,284 Company Shares (excluding Company Shares with respect to which Notices of Guaranteed Delivery had been delivered) were validly tendered into and not properly withdrawn from the Offer, representing approximately 73.38% of the Company Shares outstanding as of such time. In addition, the Depositary advised that Notices of Guaranteed Delivery have been delivered with respect to 2,613,275 additional Company Shares, representing approximately 3.19% of the outstanding Company Shares at such time.

The number of Company Shares tendered pursuant to the Offer satisfied the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser accepted for payment and will promptly pay for, all Company Shares validly tendered and not withdrawn.

Promptly following the consummation of the Offer, Parent and Purchaser intend to complete the acquisition of the Company through the Merger without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time, each Company Share issued and outstanding immediately prior to the Effective Time (other than Company Shares directly owned by Parent, Purchaser, or any subsidiary of Parent or the Company, which will be canceled and cease to exist and Company Shares with respect to which the holders have properly perfected their appraisal rights under Delaware law) will be converted into the right to receive the Merger Consideration.

Following the Merger, the Shares will be delisted and will cease to trade on NASDAQ.

On June 12, 2017, the Company and Aurea Software, Inc. issued a joint press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(I) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit	Exhibit Name

(a)(5)(I)	Joint Press Release issued by Aurea Software, Inc. and Jive Software, Inc. on June 12, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2017	Jazz MergerSub, Inc.

	By:	/s/ Andrew S. Price
Name: Andrew S. Price
Title: Chief Financial Officer

Date: June 12, 2017	Wave Systems Corp.

	By:	/s/ Andrew S. Price
Name: Andrew S. Price
Title: Chief Financial Officer

Date: June 12, 2017	ESW Capital, LLC

	By:	/s/ Andrew S. Price
Name: Andrew S. Price
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated May 12, 2017.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Press release issued by Jive Software, Inc. on May 1, 2017.*

(a)(5)(B)	Press Release of Jive Software, Inc., dated May 1, 2017.*

(a)(5)(C)	Transcript of Jive World Mainstage Discussion with Elisa Steele and Scott Brighton delivered on May 2, 2017.*

(a)(5)(D)	Blog Post by Scott Brighton, dated May 4, 2017.*

(a)(5)(E)	Blog Post by Scott Brighton, dated May 5, 2017.*

(a)(5)(F)	Summary Newspaper Advertisement as published in The New York Times on May 12, 2017.*

(a)(5)(G)	Letter made available to Jive Software, Inc. employees.*

(a)(5)(H)	Blog Post by Scott Brighton, dated June 1, 2017.*

(a)(5)(I)	Joint Press Release issued by Jive Software, Inc. on June 12, 2017.

(b)(1)	Commitment Letter, dated April 29, 2017, by and between Jazz MergerSub, Inc. and TC Lending, LLC.*

(d)(1)	Agreement and Plan of Merger, dated April 30, 2017, by and among Wave Systems Corp., Jazz MergerSub, Inc. and Jive Software, Inc.*

(d)(2)	Tender and Support Agreement, dated April 30, 2017, by and among Wave Systems Corp. and certain stockholders of Jive Software, Inc. listed on Annex I thereto.*

(d)(3)	Limited Guaranty, dated April 30, 2017, made by ESW Capital, LLC in favor of Jive Software, Inc.*

(d)(4)	Confidentiality Agreement, dated January 11, 2017, by and between Aurea Software, Inc. and Jive Software, Inc.*

(d)(5)	Exclusivity Agreement, dated April 17, 2017, by and between Aurea Software, Inc. and Jive Software, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

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